05006245

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

4 February, 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
FEB 17 2005
WASH, D.C. 185 SECTION
IAG
Insurance
Australia
Group

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

SUPPL

Glenn Revell
Company Secretary

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL




NRMA
INSURANCE
SGIO

SGIC
CGU

swann insurance

STATE


N:\CSCDept\CSCUser\Correspondence\2004\Ltr\GR\US SEC 040205.doc

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

27 January 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ISSUE OF SHARES ON EXERCISE OF PSRs

Please find attached an Appendix 3Y following the election by Mr Michael Hawker, CEO and Managing Director of IAG, to exercise 920,000 Performance Share Rights (PSRs), in line with the terms of the PSR Plan approved by shareholders.

Background

In 2001, IAG shareholders approved a resolution to award Mr Hawker 1,000,000 Performance Share Rights (PSRs) under the PSR Plan as part of his remuneration when he was appointed CEO. PSRs seek to align the interests of the CEO and other senior executives of the company with the interests of shareholders to improve the return to shareholders on their investment.

Under the PSR Plan, PSRs become exercisable depending on the performance of IAG, based on total shareholder return (TSR), relative to the performance of a group of companies in the S&P/ASX 100 Index, over a set period of time.

The performance hurdles are set so that:

- If the TSR of IAG is ranked below 50% against its peer group, PSRs do not become exercisable;
- If the TSR of IAG is ranked at 50% against its peer group, 50% of a participant's PSRs become exercisable; and
- If the TSR of IAG is ranked at above 50%, then the proportion of PSRs exercisable increases by 2% for each 1% increase in the ranking against its peer group, leading to 100% of a participant's PSRs becoming exercisable if the TSR of IAG is ranked at 75% or above.


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


The first test date for Mr Hawker's PSRs was 31 December 2004, which is three years following the date of his appointment as CEO, in line with the PSR Plan. At that date, the strong performance of IAG's TSR meant the Group was ranked at the 71st percentile against its peer group and thus, 92% (920,000) of Mr Hawker's PSRs became exercisable.

Mr Hawker has elected to exercise his PSRs and receives one ordinary share for each PSR. However, Mr Hawker may not trade those ordinary shares without the consent of the IAG Board's Nomination, Remuneration & Sustainability Committee.

Mr Hawker also participates in IAG's separate Performance Award Rights Plan, which was approved by shareholders in 2002, however his Performance Award Rights have not yet, and may not, become exercisable.

PSR and PAR entitlements granted are valued each year and included in Mr Hawker's remuneration as disclosed in the annual report, in accordance with current accounting and other legislative requirements.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	19 October 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	31 January 2005
No. of securities held prior to change	1. 188,919 (Direct interest) 2. 1,000,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Class	Ordinary Shares
Number acquired	920,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	923,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $2 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 January 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,593,821,553 ✓	Ordinary Shares
3,500,000 ✓	Reset Preference Shares (IAGPA)
2,000,000 ✓	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,366,419	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 27 January 2005

Company Secretary

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN SCHWARTZ
Date of last notice	4 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	12 January 2005
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	3,906
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with the ASX waiver from Listing Rule 10.14 granted to the Company. The value of shares is $25000.

+ See chapter 19 for defined terms.

No. of securities held after change	3,906 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

11 January 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FOR IMMEDIATE RELEASE TO THE MARKET

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CHANGE OF REGISTERED OFFICE ADDRESS

Insurance Australia Group Limited hereby advises that it has changed its registered office address to Level 26, NRMA Centre, 388 George Street, Sydney. New South Wales. 2000 (previously Level 21 at the same address).

The Company's telephone and facsimile numbers remain unchanged.

Yours sincerely

Francis Giordano
Company Secretary

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name

INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN

090 739 923

Corporate Key

35924680

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)

21781

Telephone Number

Address

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name

REVELL, GLENN DEREK

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

17/01/2005

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

- [ ] Director
- [X] Secretary
- [ ] Alternate director ——— Person alternate for

Date

Date officeholder ceased 14/01/2005

The name of the ceased officeholder is

Name

Family name	Given names
GIORDANO	FRANCIS JOSEPH

Date of birth

17/03/1956

Place of birth

SYDNEY, NSW

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director ——— Person alternate for

Date

Date officeholder ceased / /

The name of the ceased officeholder is

Name

Family name	Given names

Date of birth

/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date

/ /

Name

The name of the appointed officeholder is

Family name | Given names

Date of birth

/ /

Place of birth

Former name

Their previous name was

Family name | Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name | Given names

Expiry date

/ /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence
- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ For charitable purposes only

☐ Cease

Date of change

[/ /]

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

11 January 2005

IAG
Insurance
Australia
Group

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

IAG FINANCE (NEW ZEALAND) LIMITED ('IANG')
INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ISSUE OF 5.5M RES

Attached are the following materials in respect of IAG Finance (New Zealand) Limited's Reset Exchangeable Securities ('RES') that are due to commence trading on a deferred settlement basis under ASX code IANG tomorrow:

- Media release, confirming the allocation policy, final number and face value of RES issued;
- Advertisement, detailing the allocation policy, to be published in tomorrow's newspapers;
- Distribution schedule of holders; and
- Schedule of the largest 20 registered holders.

Yours sincerely

Francis Giordano
Company Secretary

Attachments (4 pages)


NRMA
INSURANCE







IAG
Insurance
Australia
Group

MEDIA RELEASE

11 January 2005

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG's RES to commence trading on ASX tomorrow

Insurance Australia Group Limited (IAG) today announced that the offer of Reset Exchangeable Securities (RES) closed oversubscribed on 7 January 2005. In accordance with the prospectus, oversubscriptions of $50 million were accepted.

As a result 5.5 million RES were issued by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG, raising a total of $550 million.

IAG Chief Financial Officer George Venardos said, "We are pleased with the strong support from investors. This offer provided an opportunity for Australians to invest in a unique security.

"For Insurance Australia Group, RES forms an important element of our ongoing programme to enhance the Group's capital structure, by providing an additional layer of certainty and flexibility to our already very strong capital position."

Allocation of RES

All investors who applied for RES under the RPS holder, general and broker firm offers will receive their allocation in full.

Holding statements

CHESS and issuer sponsored holding statements, which contain the number of RES issued to each applicant, will be despatched to RES holders from 14 January 2005.

Any holder wishing to trade their RES prior to receiving their holding statements is responsible for confirming their holding prior to trading by checking with their broker, or contacting the RES information line on 1300 666 635. Holders who sell their RES before receiving their holding statements do so at their own risk.

Trading on ASX

RES will begin trading on a deferred settlement basis on ASX tomorrow at 12 noon (Sydney time) under the code 'IANG'. Trading is expected to commence on a normal settlement basis on 19 January 2005.

First interest payment and record date

Based on the bank bill rate for the first interest payment period of 5.50% per annum, the interest rate for the first interest payment (to be made on 15 March 2005) will be 4.69% per annum, fully franked. This is equivalent to a grossed-up interest rate of 6.70% per annum.


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


The record date for the first interest payment date will be 7 March 2005, which is different from the date contained in the prospectus (lodged with ASIC on 29 November 2004). The change relates to the number of days that the record date will be prior to an interest payment date.

The RES Terms (contained in the prospectus) define the record date as the date which is 11 business days before the interest payment date or such other date as may be required by ASX (clause 16.2). ASX has required that the record date be seven clear calendar days before the interest payment date, which is in accordance with the ASX listing rules.

The record date for each future interest period will be advised by IAG Finance (New Zealand) Limited periodically.

Enquiries

Investors requiring further information should contact the RES information line on 1300 666 635.

- ends -

Insurance Australia Group is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

Media Relations			**Investor Relations**	
Name	Emma Foster or	Will Sargent	**Name**	Anne O'Driscoll
Telephone	(02) 9292 8929	(02) 9292 9466	**Telephone**	(02) 9292 3169
Mobile	0411 013 170	0411 012 835	**Mobile**	0411 012 675


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE

Important Notice to all RES applicants


IAG
Insurance
Australia
Group

The offer for Reset Exchangeable Securities (RES) closed oversubscribed on 7 January 2005. 5,500,000 RES were issued on 11 January 2005, raising a total of $550 million.

ALLOCATION OF RES

All investors who applied for RES under the RPS holder, general and broker firm offers will receive their allocation in full.

HOLDING STATEMENTS

CHESS and issuer sponsored holding statements, which contain the number of RES issued to each applicant, will be despatched to RES holders from 14 January 2005. Any holder wishing to trade their RES prior to receiving their holding statements is responsible for confirming their holding prior to trading by checking with their broker, or contacting the RES information line on 1300 666 635. Holders who sell their RES before receiving their holding statements do so at their own risk.

TRADING ON ASX

RES will begin trading on a deferred settlement basis on ASX today at 12 noon (Sydney time) under the code 'IANG'. Trading is expected to commence on a normal settlement basis on 19 January 2005.

Schedule of 20 largest holders

Rank	Name	No. of RES	% of total RES issued
1	J P Morgan Nominees Australia Limited	486,000	8.84
2	UBS Private Clients Australia Nominees Pty Ltd	411,030	7.47
3	National Nominees Limited	276,330	5.02
4	Westpac Custodian Nominees Limited	238,893	4.34
5	Citicorp Nominees Pty Limited	203,521	3.70
6	ANZ Nominees Limited	105,110	1.91
7	CSFB Fourth Nominees Pty Ltd	100,000	1.82
8	IOOF Investment Management Limited	100,000	1.82
9	Tricom Nominees Pty Limited	100,000	1.82
10	Leveq Nominees Pty Ltd	61,780	1.12
11	Equifast Nominees Pty Ltd	53,166	0.97
12	CSFB Third Nominees Pty Ltd	50,000	0.91
13	Invia Custodian Pty Limited	50,000	0.91
14	UCA Cash Management Fund Ltd	50,000	0.91
15	Warana Grange Pty Ltd	50,000	0.91
16	HSBC Custody Nominees (Australia) Limited	49,886	0.91
17	RBC Global Services Australia Nominees Pty Limited	40,070	0.73
18	Cryton Investments No 9 Pty Ltd	40,000	0.73
19	Equity Trustees Limited	40,000	0.73
20	Mr Rakesh Tulshyan	38,590	0.70
Total		**2,544,376**	**46.26**

Distribution schedule of holders

Range of holding	No. of holders	No. of RES
1 – 50	293	14,610
51 – 100	708	68,833
101 – 500	2,197	655,827
501 – 1,000	427	380,649
1,001 – 5,000	340	843,135
5,001 +	98	3,536,946
Total	**4,063**	**5,500,000**

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name

INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN

090 739 923

Corporate Key

35924680

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)

21781

Telephone Number

Address

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name

GIORDANO, FRANCIS JOSEPH

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

10/01/2005

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company o[illegible]er

Use this section to notify if a c[illegible]pany officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased o[illegible]holder.

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director -------- Person alternate for

[ ]

Date officeholder ceased

Date

[/ /]

Name

The name of the ceased officeholder is

Family name [ ] Given names [ ]

Date of birth

[/ /]

Place of birth

[ ]

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director -------- Person alternate for

[ ]

Date officeholder ceased

Date

[/ /]

Name

The name of the ceased officeholder is

Family name [ ] Given names [ ]

Date of birth

[/ /]

Place of birth

[ ]

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

- [ ] Director
- [X] Secretary
- [ ] Alternate director

Date of appointment

Date
10/01/2005

Name

The name of the appointed officeholder is

Family name	Given names
GIORDANO	FRANCIS JOSEPH

Date of birth
17/03/1956

Place of birth
SYDNEY, NSW

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is
76 GRANGE ROAD
GLENHAVEN NSW 2156

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date
/ /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

Insurance Australia

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

7 January 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FOR IMMEDIATE RELEASE TO THE MARKET

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

APPOINTMENT OF TEMPORARY COMPANY SECRETARY

Insurance Australia Group Limited ('IAG') hereby advises of the appointment of Mr Francis Giordano as Company Secretary for the period from 10 January to and including 14 January 2005.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
35924680

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
ODRISCOLL, ANNE

Capacity
[ ] Director
[X] Company secretary

Signature
Anne O'Driscoll

Date signed
05/01/2005

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

[X] Director

[ ] Secretary

[ ] Alternate director

Date of appointment

Date

01/01/2005

Name

The name of the appointed officeholder is

Family name	Given names
SCHWARTZ	BRIAN

Date of birth

19/09/1952

Place of birth

UITENHAGE, SOUTH AFRICA

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is

24 BANGALLA ROAD

ROSE BAY NSW 2029

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date

/ /

Terms of appointment

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	INSURANCE AUSTRALIA GROUP LIMITED
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Brian Schwartz
Date of appointment	1 January 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

30 December 2004

Australian Securities & Investments Commissio
Attn Mark Egan
GPO Box 9827
BRISBANE QLD 4001

Dear Sir

Notice pursuant to ss 672DA(4) of the Corporations Act ('the Act')

In accordance with section 672DA(4)(a) of the Corporations Act 2001, we hereby give notice that our register of information about Relevant Interests ('Register'), as required to be maintained by us under section 627DA(2), is held and maintained on our behalf by:

Orient Capital Pty Limited
20 Bridge Street
SYDNEY NSW 2000
Tel: 02 9251 2700
Fax: 02 9251 1299

We request that any enquiries regarding our Register by directed to Orient Capital Pty Limited.

Yours faithfully

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

cc Orient Capital Pty Limited


NRMA
INSURANCE
SGIO
SGIC

CGU

swann insurance

STATE


Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

30 December 2004

Orient Capital Pty Limited
PO Box R1807
Royal Exchange
NSW 1225


IAG
Insurance
Australia
Group

Dear Sir

Letter of engagement to maintain register of interest pursuant to s 672DA of the Corporations Act

Subject to the terms of this letter, we authorise and appoint Orient Capital Pty Ltd ('OC') as our agent to keep our Register of Interest ("ROI") pursuant to s 672DA of the Corporations Act ("the Act"). This letter constitutes our agreement with OC.

1. OC's creation, supporting systems and maintenance of the ROI together with the provision of systems and facilities for the inspection and provision of copies under the Act constitute the Services ('Services') OC provides.

2. The Services are to commence on 1 January 2005 and will continue until OC or we terminate the agreement in writing.

3. OC will indemnify Insurance Australia Group Limited for any penalties or fines imposed by ASIC and any reasonable associated costs including legal costs, as a consequence of non-compliance with s672DA.

4. Except for the information required to be made available for inspection under ss 672DA (7) of the Act, all other information obtained or created by OC in the provision and delivery of the Services, is confidential and should not be disclosed to any other third party without our express permission. This obligation of confidentiality will survive indefinitely.

5. OC agrees that it will not undertake any analysis of the information contained within our ROI for any other party for as long as OC maintains our ROI, without our express permission.


NRMA
INSURANCE
SGIO
SGIC

CGU


STATE


6. Given the Services OC provides go to satisfy an element of our continuing obligations under the Act, OC will at all times perform the Services in a timely, professional manner exercising all due care and skill.

7. We acknowledge OC's monthly fees of A$500 are payable quarterly in advance within 30 days of receipt of invoice

Yours faithfully

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	63,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $4 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,592,898,553	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,289,419	Options over unissued shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • *the extent to which they participate* for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 December 2004
Company Secretary

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.